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March 10, 2015	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold Reports Earnings From Operations of $22.2 million for 2014

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the year ended December 31, 2014. The comparative period is the year ended December 31, 2013. All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the 2014 management discussion and analysis and audited consolidated financial statements for complete information.

“2014 was a strong year operationally as we reached our guidance for both ounces produced and cash costs” stated Bruce Bragagnolo, CEO of Timmins Gold. “Drilling directly below the San Francisco pit identified multiple high grade veins sub-parallel to the pit wall, extending along strike and open down dip below the pit and our regional exploration program was successful in confirming areas for high priority follow up drilling. Timmins Gold is performing economic studies to determine the most cost effective method of mining the high grade veins.

In addition, we bolstered our growth profile by completing the acquisition of the Caballo Blanco open pit heap leach project and subsequent to the year end we announced a merger with Newstrike Capital Inc. These two transactions position Timmins Gold to become a mid-tier producer with an average annual gold production of over 325,000 ounces and industry leading all-in sustaining cash costs of approximately $775 per ounce.

We are very excited about the Company's prospects for 2015 as we continue to add shareholder value by leveraging our in country operational and development expertise supported by an experienced and well known board of directors.”

2014 HIGHLIGHTS

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Metal revenues were $154.1 million, compared to $160.6 million during 2013. This represents a 4.1% decrease over the prior year, primarily due to a lower average realized gold price partially offset by an increase in the total ounces of gold sold. The average London PM Fix price was $1,266 per gold ounce, compared to $1,411 per gold ounce during 2013. This represents a 10.3% decrease over the prior year.

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Earnings from operations were $22.2 million, compared to $41.1 million during 2013. This represents a 46.1% decrease over the prior year. Increased production was offset by reduced revenues resulting from the lower gold price and an increase in production costs resulting from decreased grade, record rainfall and higher diesel usage.

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Earnings and total comprehensive income were $9.2 million or $0.06 per share, compared to $15.3 million or $0.11 per share during 2013. This represents a 40.1% and 43.6% decrease, respectively, over the prior year. This decrease was mainly the result of lower earnings from operations which was partially offset by a significant decrease in tax expense compared to the prior year.

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Cash flows provided by operating activities were $33.1 million or $0.20 per share, compared to $52.4 million or $0.36 per share during 2013. This represents a 36.9% and 43.7% decrease, respectively, over the prior year. This decrease was primarily due to the lower earnings from operations for the year in addition to the timing of collection of our VAT receivable.

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Cash and cash equivalents at December 31, 2014 were $26.9 million after investing $6.8 million on exploration, $2.0 million on sustaining capital, $12.5 million on expansion programs, $15.0 million on deferred stripping and $10.8 million as part of the cash consideration paid on the acquisition of Caballo Blanco. In addition, the Company repaid $4.5 million (C$5.0 million) of its loan facility. Cash and cash equivalents at December 31, 2013 were $22.8 million after investing $13.7 million on exploration, $4.6 million on sustaining capital, $20.0 million on expansion programs and $14.3 million on deferred stripping. Cash and cash equivalents do not include approximately $13.8 million in VAT receivable of which $4.0 million has been received to date.

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The Company produced a record 120,023 ounces of gold and sold a record 121,441 ounces of gold, compared to 119,655 and 118,550, respectively, during fiscal 2013. The Company also produced 85,262 ounces of silver in 2014, compared to 68,512 ounces of silver during 2013.

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The Company’s cash cost per ounce on a by-product basis was $790 (all-in sustaining cash cost per ounce on a by-product basis - $925), compared to $717 (all-in sustaining cash cost per ounce on a by- product basis - $872) during 2013. This increase in cash costs is primarily driven by lower grades realized during the year of 0.62 grams of gold per tonne (“g/t Au”) in accordance with the Company’s mine plan, and was also impacted by the record rainfall, compared to the prior year’s grade of 0.82 g/t Au.

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On December 23, 2014 (the “closing date”), the Company acquired 100% of the Caballo Blanco Gold Project from Goldgroup Mining Inc.’s Mexican subsidiaries. Caballo Blanco is a gold development project located in the state of Veracruz, Mexico, 65 kilometers northwest of the state capital, Veracruz. Total consideration paid by the Company to acquire Caballo Blanco was $29.1 million consisting of $10.8 million in cash and 16,065,000 common shares of the Company at a deemed price of $0.86 per share. A contingent payment of $5.0 million is due when Caballo Blanco receives its environmental permit or if the Company undergoes a change of control within the next five years.

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During December 2014, the Company renegotiated the terms of the loan facility, extending the maturity date to December 31, 2015 with a continued interest rate of 9% per annum. The principal amount of the loan was converted from its Canadian dollar base to US dollars on February 2, 2015.

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On February 11, 2015, the Company filed a National Instrument 43-101 technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” (the “Technical Report”) related to Caballo Blanco. The Technical Report has an effective date of May 7, 2012, was originally prepared for Goldgroup Mining Inc., and was readdressed to Timmins Gold on January 28, 2015. Information from the Technical Report was referred to in the Company’s press release dated December 18, 2014.

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On February 12, 2015, the Company announced that recent diamond drilling at its flagship San Francisco Mine, Sonora state, Mexico, confirmed the presence of at least three, high-grade, sub- parallel, gold bearing structures, all of which are located approximately 50-100 metres from surface along the south wall of the current open pit. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip. Select results include: 4.5 m averaging 5.5 g/t Au at 9 m downhole; and 3 m averaging 6.2 g/t Au at 6 m downhole.

Additionally, the Company carried out an RC drill program adjacent to existing pit operations which has supported the interpretation of the underground structures and which demonstrates the potential for higher near-term open-pit grades at current operations. Select results include: 29.0 m averaging 3.5 g/t Au at 18 m downhole; and 13.8 m averaging 8.0 g/t Au at 46 m downhole.

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On February 17, 2015, the Company announced that it had entered into an agreement whereby the Company will acquire all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”). The combination of Timmins Gold and Newstrike will create an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. With the San Francisco mine providing a solid base of operations, the combined company will have a leading growth profile driven by what Timmins Gold believes are two economically robust development projects with manageable capital requirements, Newstrike’s Ana Paula gold project (“Ana Paula”) and Timmins Gold’s Caballo Blanco gold project.

Under the terms of the arrangement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company Share, based upon the Exchange Ratio.

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On February 17, 2015, in connection with the Newstrike arrangement, the Company announced that it will undertake a non-brokered private placement of Timmins Gold shares in an aggregate amount of up to C$10 million at a price of C$1.25 per share. The proceeds of the Private Placement will be used to support the continued development of Ana Paula.

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Timmins Gold is committed to the safety, health and well-being of its workers and families. The Company’s goal is to continue with its zero-incident work environment since commencement of commercial production and strong culture of safety.

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Timmins Gold is recognized as a socially responsible company by the Mexican philanthropic organization CEMEFI. The Company continues to receive recognition for its dedication to the social and environmental landscapes in which it operates.

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Year ended December 31, 2014	Year ended December 31, 2013
Gold sold (oz)	121,441	118,550
Silver sold (oz)	85,262	68,512
Metal revenues	$154,068	$160,593
Production costs, excluding depreciation and depletion	$97,525	$86,449
Earnings from operations	$22,167	$41,141
Earnings	$9,187	$15,343
Earnings per share, basic and diluted	$0.06	$0.11

Cash flows from operating activities	$33,054	$52,413
Total cash and cash equivalents, end of period	$26,952	$22,776
Total assets, end of period	$311,947	$268,514
Total cash costs per gold ounce on a by-product basis	$790	$717
All-in sustaining cash cost per ounce gold	$925	$872
Average realized gold price per gold ounce	$1,269	$1,358

SUMMARIZED QUARTERLY FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q4 2014	Q4 2013
Gold sold (oz)	25,007	33,247
Silver sold (oz)	16,322	21,847
Metal revenues	$30,400	$41,516
Production costs, excluding depreciation and depletion	$23,508	$24,453
(Loss) Earnings from operations	($1,854)	$9,245
Loss	($3,701)	($4,684)
Loss per share, basic and diluted	$(0.02)	$(0.03)
Cash flows (used in) from operating activities	($2,726)	$15,243
Total cash and cash equivalents, end of period	$26,952	$22,776
Total assets, end of period	$311,947	$268,514
Total cash costs per gold ounce on a by-product basis	$930	$723
All-in sustaining cash cost per ounce gold	$1,045	$857
Average realized gold price per gold ounce	$1,216	$1,249

Reminder of 2014 results conference call:

The Company’s senior management will host a conference call Tuesday March 10, 2015 at 11am (ET) to discuss fiscal 2014. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 106942 or by following this link:
https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=161737

After entering your information, you will be given a passcode and pin that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until March 16, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 7959139. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2015 at a cash cost of US$800 to US$850 per ounce.

Timmins Gold also has a 100% interest in Caballo Blanco, an advanced stage open pit, heap leach gold project located 65km Northwest of Veracruz, Mexico.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, prospects of closing the arrangement with Newstrike Capital Inc. and the completion of the private placement announced in conjunction with the arrangement, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.